SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE

May 15, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mara Ransom
Scott Anderegg
Robert Babula
Andrew Blume

Re:	The RealReal, Inc.

Draft Registration Statement on Form S-1

Submitted April 8, 2019

CIK No. 0001573221

Ladies and Gentlemen:

On behalf of our client, The RealReal, Inc. (“The RealReal” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 7, 2019 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 confidentially submitted on April 8, 2019 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version confidentially submitted on April 8, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 1.

Form S-1 filed on April 8, 2019

Prospectus Summary, page 1

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May 15, 2019

1.	Clarify by what measure you are the “largest online marketplace for authenticated, consigned luxury goods.”

Response: The Company respectfully advises the Staff that, as noted in the prospectus, the luxury consignment market is highly fragmented and is primarily served by brick-and-mortar local consignment shops. The Company’s business model represents a new approach to luxury consignment, and respectfully submits that it is the largest “online marketplace for authenticated, consigned luxury goods” based on the following considerations:

•

Most market participants do not operate online marketplaces. As noted above, historically this market has been served by local brick-and-mortar consignment shops. While auction houses such as Christie’s and Sotheby’s are larger than the Company, their online presence is fundamentally incidental to their auction businesses. By contrast the Company’s online marketplace provides a unique omni-channel consignment model for its offerings of authenticated, consigned luxury goods.

•

The Company’s extensive, universal authentication process is a differentiator from larger online marketplaces. Large online resale marketplaces such as eBay do not authenticate every item on their marketplace. Instead, these platforms will offer authentication services either as part of their return authorization process or for only a subset of their inventory. For example, “eBay Authenticate” provides buyers access to a selection of approximately 5,900 authenticated, pre-owned luxury handbags according to data on the eBay website as of May 13, 2019. By contrast, the Company authenticates every item sold on its online marketplace, with over 634,000 items being offered as of May 13, 2019, which is far larger than any other online selection of authenticated, consigned luxury goods of which the Company is aware.

•

The online marketplaces most similar to the Company are Vestiaire Collective, GOAT (which is also known as 1661, Inc.), Fashionphile and Rebag. GOAT, Fashionphile and Rebag offer only limited categories of luxury goods through their online marketplaces. None of these companies are public so data is difficult to obtain, but the Company’s assertion that it is larger than all of them is based on the following:

o

GOAT is solely focused on the sale of authenticated sneakers on its consignment marketplace, so its offering is far less comprehensive than the Company’s offering of authenticated, consigned luxury goods, which includes women’s, men’s, kids’, jewelry and watches, and home and art.

o

Rebag only offers authenticated luxury handbags and as of May 13, 2019, listed only 4,268 handbags on their website compared to the Company’s listing of over 634,000 items listed on the Company’s online marketplace as of May 13, 2019, including 39,120 women’s handbags and 1,865 men’s bags.

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o

Fashionphile sells authenticated luxury handbags, accessories and jewelry, but according to recent press reports[1], its gross merchandise value for 2018 was approximately $133 million, whereas the Company had $700 million in gross merchandise value in 2018.

o

Vestiaire Collective offers similar categories of pre-owned luxury goods as the Company. However, based on data from SimilarWeb, a website traffic analytics company, the average number of monthly visits to Vestiaire Collective’s website was approximately 2.5 million, compared to approximately 4.0 million for the Company, in each case as of May 2019.

Based on the foregoing, the Company has determined that it is the largest online marketplace for authenticated, consigned luxury goods.

Risk Factors, page 13

2.

In your risk factor on page 28, please revise to disclose whether or not you are currently collecting sales taxes in local jurisdictions in which you do not have a physical presence and, if not, why not, in order to give readers a sense of the magnitude of this risk.

Response: The Company advises the Staff that it collects and remits sales taxes in every jurisdiction where it is required, including those where it has no physical presence. The Company has revised the disclosure on page 28 to address the Staff’s comment.

Management Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 49

3.	Here or in an appropriate section of your prospectus, please revise to disclose whether mobile sales generate a material portion of your GMV and, if so, disclose this amount.

Response: The Company has revised the disclosure on page 74 to address the Staff’s comment.

[1]	Suzanne Kapner, Neiman Marcus Pushes into Growing Market for ‘Preloved’ Handbags, Wall Street Journal, April 17, 2019.

May 15, 2019

4.

We note that you discuss your take rate and you state elsewhere that consignors can earn up to 80% and that the average commission rate is 65%. In an appropriate place in your prospectus, please provide the high and low ends of your consignment range(s) and elaborate upon how these rates are set and why they differ. Also, explain why your take rate has improved over time.

Response: The Company has revised the disclosure on page 83 to address the Staff’s comment regarding consignment ranges and pages 58 and 60 to address the Staff’s comment regarding the Company’s improvement in take rate over time.

Use of Proceeds, page 49

5.	It appears that you have no specific plan for your use of proceeds. Please revise your disclosure to discuss the principal reasons for the offering. Please refer to Item 504 of Regulation S-K.

Response: The Company has revised the disclosure on page 39 to address the Staff’s comment.

Key Financial and Operating Metrics

GMV, page 55

6.

We note that 29.0% and 28.7% of GMV in 2017 and 2018 represented goods that were returned or the order cancelled. With a view to understanding, please explain to us why you chose to include such transactions in your calculation of GMV.

Response: The Company advises the Staff that the Company uses GMV as a key performance indicator to measure the overall volume of goods sold on the Company’s online marketplace in a given period. As discussed in the prospectus, the Company uses this information to monitor the scale and growth of its online marketplace and the health of its consignor ecosystem. For this purpose, the Company believes GMV gross of returns and cancellations is the most useful metric for tracking trends across periods because it captures total activity on its online marketplace. In addition, the Company uses GMV gross of returns and cancellations as the basis of setting variable compensation targets for, and paying bonuses to, management. Because GMV gross of returns and cancellations is the actual metric that management has used and will continue to use for purposes of monitoring and managing its business, the Company respectfully submits that it is the most appropriate metric to disclose in the MD&A section to present the business as seen through the eyes of management.

The Company is aware that other companies calculate and present GMV differently, but respectfully submits that there is no accepted methodology for doing so. The Company

May 15, 2019

also notes that the rate of returns and cancellations is a metric on which some research analysts focus in building their models. As such, in the interest of providing fully transparent disclosure, the Company has provided disclosure of this data prominently in the prospectus on page 55.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Financial and Operating Metrics, page 55

7.

We note your presentation of gross merchandise value (“GMV”). To provide your investors with appropriate context in which to evaluate this metric, revise to provide the following additional disclosures:

•

We note that you discuss and quantify GMV on several pages that precede your page 55 definition of GMV. Please ensure that you define GMV within close proximity to the earliest GMV references within your filing or provide an appropriate cross reference.

Response: The Company has revised the disclosure on page 2 to address the Staff’s comment.

•

Provide a more detailed explanation of your GMV calculation. For example, explain if it includes amounts paid for goods that you recognize as direct revenue in addition to amounts paid for sales of consigned goods.

Response: The Company has revised the disclosure on page 55 to address the Staff’s comment.

•	Explain how GMV relates to your current and future results of operations and disclose any known limitations with the use of this measure.

Response: The Company advises the Staff that, as noted above and in the prospectus, the Company regards GMV as a key indicator of both the scale and growth of its business and the health of its consignor ecosystem. Monitoring the scale and growth of the business is important as the Company makes budgetary and operational decisions to support and promote growth. Monitoring the health of the consignor ecosystem is important as the Company adapts to market intelligence and incorporates operational innovations into its business model. As such, trends in GMV are a key factor that management considers in operating the business. The Company acknowledges that a limitation of GMV and GMV growth is that this data is not a proxy for revenue and revenue growth, but the Company respectfully submits that it neither uses nor discloses GMV in the prospectus for this purpose. The Company respectfully advises the Staff that it has amplified its disclosure on page 55 in response to the Staff’s comment.

May 15, 2019

•

Explain in sufficient detail how you determine the numerators and denominators when calculating your take rate percentage. In doing so, clarify if the numerator represents GAAP consignment revenue or some other measure and if the denominator is calculated net of returns and cancellations.

Response: The Company has revised the disclosure on page 55 to address the Staff’s comment. The Company supplementally confirms that the GAAP consignment and service revenue used to calculate take rate is net of estimated returns and cancellations as disclosed on pages 55 and F-11.

•

In light of the Chanel lawsuit disclosed on page F-30, tell us your consideration of disclosing the percentage of GMV derived from the sale of Chanel goods. In this regard, we note you disclose on page 77 that Chanel is a top-selling luxury designer on your marketplace. Alternatively, tell us why this information would not be useful to investors.

Response: The Company advises the Staff that in responding to the Company’s motion to dismiss its First Amended Complaint, Chanel effectively abandoned its theory that “[o]nly Chanel itself can know what is genuine Chanel,” as well as its argument that the Company’s proprietary authentication process and sale of Chanel products misleads consumers into believing that the Company is endorsed by or affiliated with Chanel. Instead, Chanel appears to have narrowed its claims to the sale of allegedly counterfeit products on the Company’s online marketplace in light of the Company’s authenticity claim, as well as use of the term “vintage” to describe certain Chanel products. Such narrowed claims would not support broad injunctive relief precluding the Company’s sale of Chanel products on behalf of its consignors. Therefore, management does not believe the information requested would be meaningful to investors. The Company further advises the Staff that in light of Chanel’s response to the Company’s motion to dismiss, the Company has revised its disclosure regarding the matter on pages 89 and F-33 to more accurately reflect the current status of the litigation.

Components of our Operating Results, page 56

8.

You refer to “marketplace” and “online marketplace” throughout your prospectus and it is not clear whether these references have different meanings. In order to understand where sales from your retail stores are reflected in GMV and Revenues, please clarify your references to “marketplace.” If your references to “marketplace” include sales at your retail stores, please consistently revise to state as much and disclose the amount of revenues and GMV that are attributable to your retail stores, given your disclosure elsewhere about the “favorable performance” of your retail stores to date.

May 15, 2019

Response: The Company has revised the disclosure throughout Amendment No. 1 to conform “marketplace” references to the term “online marketplace” as both terms have the same meaning. The Company also advises the Staff that sales in the Company’s retail stores are reflected in its GMV and revenue.

The Company supplementally advises the Staff that buyers can access unique authenticated, pre-owned luxury goods through the Company’s omni-channel marketplace which consists of its website, mobile app and retail stores. The Company’s model is unlike that of a traditional retailer, where the business seeks to sell large quantities of particular items (e.g., new pairs of jeans) through multiple channels. Rather, each item is literally one of a kind and is simultaneously available for sale through all of these channels. For example, a buyer using the Company’s mobile app can view and purchase an item regardless of whether the item is physically in a retail store or in a merchandising and fulfillment facility. Similarly, visitors to the retail stores can not only access items displayed in the store, but also throughout the marketplace via digital interfaces available at the store. As described in the prospectus, the Company has built its proprietary technology platform to manage this highly complex single-SKU model to enable sales of goods throughout the marketplace. For these reasons, the Company does not view retail stores as a separate channel and does not believe it is highly meaningful to disclose its brick-and-mortar retail store revenue separately from revenue that is generated through sales online. Rather, by adding brick-and-mortar retail stores to its online marketplace, the Company has seen a significant new driver of growth in the overall marketplace. As such, in response to the Staff’s comment, the Company has added the disclosure of GMV attributable to the Company’s retail stores on page 74 to provide investors additional context on their contribution to the Company’s business. The Company further notes to the Staff that it does not track revenue attributable to each separate channel and has therefore not provided such information.

Results of Operations, page 57

9.

Tell us your consideration of quantifying, within MD&A and your financial statement footnotes, revenue by major product category and/or top-selling luxury designer. If you believe no revisions are necessary, tell us how you complied with the disclosure requirement of ASC 280-10-50-40.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has considered ASC 280-10-50-40, which requires disclosure of revenue from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The Company has separately disclosed its consignment and other services revenue and its direct (product) revenue within the MD&A and its financial statements along with a description of the revenue streams. The Company notes that its revenues are primarily derived from its consignment services and such services

May 15, 2019

are consistent across all consigned goods and marketed to the same customer group, regardless of product category or designer brand. Therefore, the Company believes that the manner in which it disclosed revenue in the MD&A and its financial statement footnotes is appropriate pursuant to ASC 280-10-50-40.

10.

Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying those causes. For example, you indicate that the annual increase in consignment and service revenue was driven by an increase in GMV and an improvement in your take rate. Please explain in reasonable detail the reasons why your GMV and take rate increased. Also apply this comment to the remainder of your results of operations discussion, as necessary. See SEC Release No. 33-8350.

Response: The Company advises the Staff that it has revised its comparative period discussions on pages 58 through 61 to address the Staff’s comment.

Liquidity and Capital Resources, page 60

11.

Given your disclosure on page 72, it appears that you intend to expand offline and open new physical retail locations. Please expand your liquidity and capital resources disclosures to discuss in further detail your expansion plans and the required capital, or range, which would be deemed necessary to meet these expansion plans. Please clarify the anticipated funding source(s) of these expansion plans. Refer to Item 303(a)(1)-(2) of Regulation S-K.

Response: The Company has revised the disclosure on pages 54, 65 and 77 to address the Staff’s comment. The Company also supplementally advises the Staff that, while it intends to continue opening new retail stores to promote the growth of its business, it will evaluate opportunities to open new physical retail locations opportunistically, and the decision of whether and when to open new stores will be based on a variety of considerations, including local market dynamics, the availability of appropriate locations and the relative merit of investing in stores versus other potential uses of capital. To the extent the right conditions arise for the Company to open such retail locations, the Company does not anticipate the cost of such retail locations to be material to its business.

Critical Accounting Policies and Estimates

Revenue Recognition, page 62

12.

Your revenue recognition critical accounting policy discussion appears to represent a repetition of what you already disclose within your significant accounting policies footnote on page F-11. We remind you that such disclosure should supplement, not

May 15, 2019

duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. For example, consider expanding upon how management establishes the returns reserve and discuss the accuracy of prior estimates in relation to actual return experience. Refer to Section V of SEC Release 33-8350. Please revise your disclosures as appropriate.

Response: The Company advises the Staff that it regards its returns reserve as the only area of material judgment in its revenue recognition. As such, the Company has revised the disclosure on page 68 to address the Staff’s comment.

Business

Our Product Assortment, page 77

13.

Please revise to quantify the volume of luxury goods you consign according to the categories you describe, as the chart does not clearly depict these volumes. Also, explain why you articulate this volume in terms of GMV rather than revenue, given that we presume the take rates for each category likely differ.

Response: The Company has revised the disclosure on pages 55 and 84 to address the Staff’s comment. The Company respectfully confirms to the Staff that the take rates do not generally vary by category, rather, they vary primarily by price point and consignor, with certain specific exceptions (e.g., watches over $2,500 have a 15% take rate; handbags over $5,000 have a 20% take rate). The purpose of the graphic is to give investors insight into the relative transaction volume generated by the categories of goods on the Company’s online marketplace. The Company supplementally advises the Staff that if the graphic were presented on the basis of revenue, the relative proportions would not be materially different than those shown based on GMV and that the Company does not track revenue by the categories of goods on the Company’s online marketplace as certain types of revenue do not have an associated category, such as shipping fees and subscription fees.

Executive Compensation

Annual Cash Bonus, page 90

14.

We note that you disclose the percentage of bonus awarded based on attainment of certain goals. Please revise to quantify the targets and the actual performance attained and used to determine each officer’s payment under the cash bonus portion of executive compensation, consistent with Item 402(o)(5) of Regulation S-K, or tell us why you do not believe this disclosure is material.

May 15, 2019

Response: The Company acknowledges the Staff’s comment, but respectfully notes that the Company is an emerging growth company and is entitled to rely on the scaled back disclosure requirements under Item 402 of Regulation S-K applicable to smaller reporting companies. The requirement to disclose specific targets and performance against targets is set forth in Item 402(b) of Regulation S-K, which is not applicable to an emerging growth company. Under Items 402(b)(2)(v) and (vi) of Regulation S-K, if material, registrants are required to disclose the specific items of corporate performance that are taken into account in making compensation decisions and how “specific forms of compensation are structured and implemented to reflect these items of the registrant’s performance….” In addition, Instruction 4 to Item 402(b) specifically notes situations where target disclosure would not be required (i.e., disclosure that would result in competitive harm to the registrant).

Neither Item 402(o)(5) of Regulation S-K nor the instructions to Item 402(o)(5) require registrants to disclose specific performance targets or actual performance against targets.    Item 402(o)(5) of Regulation S-K requires registrants to disclose the material terms of any non-equity incentive plan award made to the named executive officers, including “a general description of the formula or criteria to be applied in determining amounts payable.” More importantly, the instructions to Item 402(o)(5) of Regulation S-K do not include an instruction providing a registrant with relief from target disclosure in the event such disclosure would be competitively harmful. The lack of such instruction is consistent with the language in Item 402(o)(5) of Regulation S-K, which only requires a general description of the performance criteria and not specific target disclosure. Otherwise, if target disclosure was required for smaller reporting companies, the lack of an instruction similar to Instruction 4 to Item 402(b) would suggest that smaller reporting companies are subject to heightened disclosure requirements with respect to target disclosure, with no relief in situations where such disclosure would be competitively sensitive. This reading would be inconsistent with the scaled back disclosure requirements applicable to smaller reporting requirements.

Description of Capital Stock

Exclusive Forum, page 109

15.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” We presume this provision applies to actions arising under the Securities Act, given your disclosure that nothing in your certificate of

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incorporation precludes such claims. Please revise to clearly state whether your exclusive forum provision will apply to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision.

Response: The Company has revised the disclosure on page 118 to address the Staff’s comment.

Direct Revenue, page F-11

16.

Tell us whether you record an asset for the right to recover goods from your customers. Also tell us and disclose whether or not you take title to all returned items sold on a consignment basis. Please refer to ASC 606-10-55-23.

Response: The Company advises the Staff that it records an asset for the right to recover goods from its customers for its direct revenue transactions. Such assets totaled $0.5 million, $0.9 million and $0.9 million as of December 31, 2017 and 2018 and March 31, 2019, respectively, and are included in inventory on the balance sheets. The Company has considered and determined that these amounts are not material for financial statement disclosure purposes.

The Company further advises the Staff that, in accordance with the terms and conditions documented on the Company’s website in the consignor agreement “Consignment Terms,” title of a consigned good transfers from the consignor to the end customer after the expiration of the end customer’s return window.    When a return occurs during the return window and prior to payment of sales proceeds to the consignor, title remains with the consignor. In certain cases, such as when the Company accepts return from buyers after the Company has already remitted sale proceeds to the consignor, title and ownership of the returned goods will transfer to the Company. The Company has revised its disclosure on page F-11 to address the Staff’s comment.

5. Balance Sheet Components

Other Accrued and Current Liabilities, page F-21

17.

Based on your disclosure on page 55, sales returns appear material to your financial statements. Please tell us what consideration you gave to providing a roll-forward of your sales return reserve within your footnote or within Schedule II under Rules 5-04 and 1209 of Regulation S-X.

Response: The Company advises the Staff that it does not believe that its return reserve is a valuation and qualifying account requiring disclosure in Schedule II pursuant to Article 12-09 of Regulation S-X. In making this determination, the Company noted that

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Financial Accounting Standards Board Concepts Statement No. 6 defines a valuation account as a separate item that reduces or increases the carrying amount of an asset. Valuation accounts are part of the asset or liability to which they relate and are neither assets nor liabilities in their own right. Based on this definition, the Company does not believe its accrual for refund, which is a separate liability, meets the definition of a valuation or qualifying account. Additionally, the Company has adopted ASC 606, which is a comprehensive and cohesive revenue recognition model, and has provided all required disclosures, including those related to the returns reserve, in its financial statements. Therefore, the Company does not believe that a roll-forward of its returns reserve in its financial statement footnotes or Schedule II is necessary.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that neither it nor anyone authorized to act on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Company will provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

* * * *

May 15, 2019

If you have questions with respect to Amendment No. 1 or the responses set forth above, please direct the questions to me at (650) 565-7005 or hbarry@sidley.com.

Sincerely,

/s/ Hank V. Barry

Hank V. Barry

Sidley Austin LLP

cc:	Julie Wainwright, Chairperson and Chief Executive Officer, The RealReal, Inc.
Dana DuFrane, General Counsel, The RealReal, Inc.
Martin A. Wellington, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business  as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.